UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Agreement and Plan of Merger

On November 4, 2024, NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (NASDAQ: NLSP) (the “Company”), NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Company (the “Merger Sub”), and Kadimastem Ltd., an Israeli publicly traded company limited by shares (TASE: KDST) (“Kadimastem”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Kadimastem will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (“Kadimastem Ordinary Share”), will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares, 0.80 Swiss Franc (CHF) par value per share, of the Company (“Company Common Share”) as calculated in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 80% of the issued and outstanding shares of Company Common Shares on a fully diluted basis, subject to certain adjustments as of the closing of the Merger (the “Closing”).

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, following the Closing, the Company shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of the Company and its subsidiaries related solely to any product candidate of the Company and its subsidiaries, other than the Company’s Dual Orexin Agonist platform (such assets to be disposed, the “Legacy Assets”). It is expected that the proceeds from any such disposition will be distributed to the shareholders and warrantholders of the Company as of immediately prior to the Effective Time pursuant to the terms and conditions of a contingent value rights agreement, substantially in the form attached to the Merger Agreement and as Exhibit 99.2 hereto (the “CVR Agreement”), subject to the adjustments set forth therein.

At the Effective Time, each:

●	Kadimastem Ordinary Share issued and outstanding immediately prior to the Effective Time will be exchanged for and converted into the right to receive a number of newly issued, fully paid and nonassessable Company Common Shares equal to the Exchange Ratio;

●	option, restricted share unit, restricted share, warrant or other rights issued and outstanding, whether vested or unvested, to purchase Kadimastem Ordinary Shares, shall be assumed by the Company and converted into an option, warrant, other award, or right, as applicable, to purchase Company Common Shares in accordance with the terms of the Merger Agreement;

●	each Company Common Share issued and outstanding immediately prior to the Effective time, and each Company Common Share acquirable upon the exercise of outstanding warrants and pre-funded warrants of the Company, shall continue to remain outstanding and, in addition, be entitled to a contingent value right (“CVR”) pursuant to the terms of the Merger Agreement and the CVR Agreement.

The Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the Company board of directors (the “Board”) and Kadimastem’s board of directors, and the Board has resolved, subject to customary exceptions, to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated therein.

In connection with the Closing, the Company’s officers and members of the Board as of the Effective Time will resign and it is anticipated that Kadimastem’s officers and members of its board of directors as of the Effective Time will become the Company’s officers and members of the Board, respectively, as the Closing; provided, however, Mr. Alexander Zwyer shall not resign as a member of the Board at the Effective Time and shall remain as a member of the Board and, for a period of one year following the date of the Closing, the Company shall appoint to the Board one individual nominated in writing by Mr. Zwyer and acceptable to the Company.

The Merger Agreement contains representations, warranties and covenants by the Company, Merger Sub, and Kadimastem that are customary for a transaction of this nature, including among others, covenants regarding the conduct of the Company’s business during the pendency of the transactions contemplated by the Merger Agreement, the conduct of Kadimastem’s business during the pendency of the transactions contemplated by the Merger Agreement, public disclosures and the use of reasonable best efforts to make all filings required by governmental entities following the execution of the Merger Agreement. In addition, certain covenants require each of the parties to use, subject to the terms and conditions of the Merger Agreement, their reasonable best efforts to consummate the Merger.

The Merger Agreement contains closing conditions that are customary for a transaction of this nature, including the requirement for approval by the shareholders of each of Kadimastem and the Company. In addition, the Merger Agreement requires the Company to have paid off, redeemed or satisfied all of its trade and vendor payables, and all of its debts to its officers, directors and shareholders. Furthermore, the Merger Agreement requires the Company to have at least $600,000 in cash at the Closing and requires Kadimastem to have at least $3,500,000 in cash at the Closing, in each case subject to adjustments as set forth in the Merger Agreement.

The Exchange Ratio is subject to adjustment as set forth in the Merger Agreement, including, among other things, in the event of the failure of the Company or Kadimastem to satisfy those certain closing conditions set forth above; provided, however, that in the event that the Closing Indebtedness (as defined in the Merger Agreement) is greater than $0 and/or the Closing Cash (as defined in the Merger Agreement) is less than $600,000, the resulting number of Company Common Shares issued as Merger Consideration (as defined in the Merger Agreement) shall not exceed the product of (i) the number of Company Common Shares issued as Merger Consideration in accordance with the Exchange Ratio assuming that the Closing Indebtedness is $0 and the Closing Cash is $600,000 multiplied by (ii) 1.2.

The Merger Agreement includes covenants requiring the Company and its representatives not to (i) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to the Company or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal (as defined in the Merger Agreement), (ii) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than Kadimastem or any of its affiliates or any of its representatives) relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would be inconsistent with the Company’s directors’ fiduciary duties under applicable law, the Company may waive any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (iii) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principle merger agreement, or similar agreement relating to any Parent Acquisition Proposal, or (iv) otherwise resolve to do any of the foregoing.

Notwithstanding these restrictions, the Company may under certain circumstances provide information to and engage in discussions or negotiations with third parties with respect to an acquisition proposal that the Company’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or is reasonably likely to constitute or lead to a Parent Superior Proposal (as defined in the Merger Agreement). In addition, the Board is permitted, subject to the terms and conditions set forth in the Merger Agreement, to make a Parent Adverse Recommendation Change (as defined in the Merger Agreement).

The Merger Agreement contains customary termination rights for each of the Company and Kadimastem, including the right of the Company and Kadimastem to terminate the Merger Agreement if the Closing shall not have occurred on or before January 31, 2025. The Merger Agreement also provides that the Company shall pay to Kadimastem a termination fee of $10,000,000 plus the Company Operating Expenses (as defined in the Merger Agreement), and the Transaction Expenses (as defined in the Merger Agreement) if the Company terminates the Merger Agreement prior to obtaining the Parent Requisite Vote (as defined in the Merger Agreement) to enter into a definitive agreement providing for a Parent Superior Proposal (as defined in the Merger Agreement) in accordance with terms of the Merger Agreement.

Contingent Value Right Agreement

Prior to the Closing, the Company will enter into the CVR Agreement with VStock Transfer, LLC, which will govern the terms of the CVRs. Each CVR will represent the right to additional payments based on the proceeds, subject to certain adjustments, received by the Company from the disposition of the Legacy Assets.

The right to the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Support Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into support agreements (each, a “Support Agreement”) with certain shareholders and of the Company (the “Supporting Persons”), pursuant to which each Supporting Person has agreed, among other things, to vote its Company Common Shares in favor of the Merger at meetings of the Company’s shareholders convened to approve the Merger. The Support Agreement will terminate upon the earliest to occur of (a) the date that the Shareholder Resolutions (as defined in the Support Agreement) are approved, (b) the termination of the Merger Agreement in accordance with its terms, (c) written notice of termination of the Support Agreement by the Company to the Supporting Person, and (d) 365 days from the Effective Date (as defined in the Support Agreement).

The foregoing descriptions of the Merger Agreement, the CVR Agreement, and the Support Agreements, and the transactions contemplated thereby, do not purport to be complete, and are subject to, and qualified in its entirety by reference to, the full text of the each agreement, which are attached as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference. They are not intended to provide any factual information about the Company, Kadimastem, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specified dates; were made solely for the benefit of the parties to the Merger Agreement except as expressly set forth therein; are not intended as statements of fact to be relied upon by the Company’s shareholders, but rather as a way of allocating the risk between the parties in the event that statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the Company’s shareholders. The Company’s shareholders are not third-party beneficiaries under the Merger Agreement (except, following the Effective Time, with respect to the Company’s shareholders’ right to receive the CVRs and any consideration that may be distributed in accordance with the CVR Agreement) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Kadimastem, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Kadimastem’s public disclosures.

Safe Harbor Statement

This Report of Foreign Private Issuer on Form 6-K contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the terms of the proposed merger, the expected closing of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; and unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS intends to file a registration statement on Form F-4, including a joint proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’ website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS using the sources indicated above.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-282788, 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1*	Agreement and Plan of Merger, dated November 4, 2024, by and between NLS Pharmaceutics, NLS Pharmaceutics (Israel Ltd.), and Kadimastem Ltd.
99.2	Form of Contingent Value Right Agreement, by and between NLS Pharmaceutics Ltd. and VStock Transfer, LLC.
99.3	Form of Support Agreement by and between NLS Pharmaceutics Ltd. and each of the parties named in the Support Agreement.

*	All schedules to the Merger Agreement have been omitted. The Company hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: November 5, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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